                                                                    Exhibit 99.1

[LOGO] AEGON

                                                                          004537
                                                                   PRESS RELEASE

NET INCOME INCREASES 19% TO EUR 640 MILLION FOR FOURTH QUARTER;
--------------------------------------------------------------
FULL YEAR 2001 NET INCOME INCREASES 16% TO EUR 2,397 MILLION
------------------------------------------------------------

NET INCOME PER SHARE INCREASES 12% TO EUR 0.46 FOR FOURTH QUARTER;
-----------------------------------------------------------------
FULL YEAR NET INCOME PER SHARE INCREASES 12% TO EUR 1.76
--------------------------------------------------------

A 12% HIGHER DIVIDEND PROPOSED OF EUR 0.83 PER SHARE
----------------------------------------------------

Highlights/1/                                Fourth quarter                              Full year


(amounts in EUR million              2001         2000    Increase             2001          2000    Increase
except for per share data)
--------------------------------------------------------------------------------------------------------------
Income before tax                     809          752          8%            3,243         2,839         14%
Net income                            640          536         19%            2,397         2,066         16%
Earnings per share                   0.46         0.41         12%             1.76          1.57         12%
Premium income                      5,518        5,454          1%           21,578        20,771          4%
Investment income                   2,570        2,342         10%            9,933         9,612          3%
Total revenues                      8,177        7,889          4%           31,895        30,707          4%
Gross deposits/2/                   7,361        7,705         -4%           30,643        29,034          6%
Shareholders' equity                                                         15,292        12,844         19%
Total assets                                                                264,061       244,216          8%

/1/ Autonomous growth percentages are not included in this table due to extraordinary items discussed below
/2/ Annuity, GIC and savings deposits are not included in revenues

Earnings outlook 2002
---------------------
Due to economic uncertainty and volatile financial markets, a wide range of earnings forecasts for 2002 is possible. However, we have a positive outlook for the underlying growth of our core business. Therefore, barring unforeseen circumstances, net income and net income per share for 2002 are expected to be at least equal to the 2001 earnings.

Key points fourth quarter 2001
------------------------------
..    Fourth quarter new business production featured almost a doubling of fixed annuity deposits to USD 2,187 million, a more than twofold increase in synthetic GIC production to USD 3,845 million, a 50% increase in mutual funds and managed assets deposits to EUR 3,144 million and a 13% increase in savings deposits to EUR 931 million. Variable annuity deposits, investment contracts and standardized life production were 27%, 43% and 11% lower respectively.
..    Results include a EUR 343 million pre-tax gain (EUR 294 million after tax)
     on the sale of AEGON's joint ventures in Mexico. An amount of EUR 602 million was credited to shareholders' equity, which represents previously charged goodwill.
..    Due to increased bond default activity in the United States, an amount of
     EUR 631 million (USD 565 million) was added to the provision of which EUR 538 million (USD 482 million) in the fourth quarter. The default provision balance at year-end was EUR 338 million (USD 298 million) for the USA investment portfolio.
..    The acquired JC Penney's direct marketing insurance operations added EUR 61 million (USD 55 million) to income before tax.
..    Interest charges and other decreased EUR 75 million reflecting lower interest rates on debt allocated to insurance activities as well as EUR 20 million profit from run-off UK general insurance activities.

Key points full year 2001
-------------------------
..    Net income per share increased 12% to EUR 1.76 reflecting the 16% increase in net income and the additional 55 million shares issued to acquire JC Penney's direct marketing insurance operations.

..    Net income from AEGON's major country units, the Americas, the Netherlands and UK increased in local currency 15%, 7%, and 3% respectively. Total gross margin increased 13% while commissions and expenses increased 12%.
..    Net income of EUR 31 million from the divested Labouchere operations was included in 2000 results.
..    The effect on net income growth of the JC Penney's direct marketing insurance operations acquisition, the removal of the cap on indirect return and currency translation amounts to 4%, 3% and 2% respectively. On net income per share, the effect is 2% each.

Chairman's statement
--------------------
AEGON's Executive Board Chairman, Kees J. Storm said: "While difficult financial market conditions continued in the fourth quarter, AEGON was still able to achieve its forecasted earnings level with the aid of the reported gain on the sale of our operations in Mexico. General account invested asset growth for 2001 was 16% and investments held for the account of policyholders decreased just 1% in a depressed equity market. We are very well-positioned to benefit from our strong portfolio of businesses in an improving economic and financial markets environment."

A more detailed analysis of the earnings development and production in the 2001 full year is presented in the attached Earnings Report and Financial Data.


The Hague, 7 March 2002
--------------------------------------------------------------------------------

Note:
A press conference presentation (in Dutch) on the 2001 results will be broadcast via the internet on Thursday, 7 March, which will start at 14:00 CET at www.aegon.com.
-------------

On Friday 8 March 2002 the AEGON Executive Board will host a presentation for analysts and investors at 15:00 CET. This presentation and follow-up discussion can be viewed via a live video webcast at www.aegon.com and a teleconference
                                          -------------
call (listen-only mode) can be joined on +31 (0) 20 201 3573.

--------------------------------------------------------------------------------

Inquiries:
AEGON N.V.
Group Communications                                 Investor Relations
Phone : +31 70 344 83 44                             NL  +31 70 344 83 05
                                                     USA +1 410 576 45 77
Web site: www.aegon.com
          -------------

                                                                 EARNINGS REPORT

Report of the Executive Board
-----------------------------
Net income increased 16% to EUR 2,397 million for 2001. The earnings comparison with the prior year has been positively influenced by the additional EUR 132 million of income before tax from the acquired JC Penney's direct marketing insurance operations and the EUR 343 million of income before tax (EUR 294 million after tax) from the sale of our joint ventures in Mexico. Earnings were adversely influenced by higher additions to the provisions for default losses, as well as the influence of depressed equity markets on sales, account balances and fees. Please refer to the attachments while reviewing the following management discussion of results.

The following table presents a summary of the distribution of net income, geographically and by activity, in EUR. Figures in US dollars are presented in the attachments.

                                                                                             Full year
                                                   The
   (x EUR million)                             Nether-                    Other                               Increase
                               Americas/1/       lands        UK   countries/2/         2001         2000      on 2000
----------------------------------------------------------------------------------------------------------------------
   Traditional life                    884         614        22             37        1,557        1,581          -2%
   Fixed annuities                     358                                               358          461         -22%
   GICs and funding agreem.            215                                               215          179          20%
   Life for account
   Policyholders                       104         192       346            -10          632          543          16%
   Variable annuities                  120                                               120          141         -15%
   Fee business                         83                     4              7           94           98          -4%
   Book profit Mexico                  343                                               343
                               --------------------------------------------------------------------------
   Life insurance                    2,107         806       372             34        3,319        3,003          11%
   Accident & health
   Insurance                           164          36                        9          209          172          22%
   General insurance                     1          37                       29           67           60          12%
   Banking activities/3/                            45                                    45           47          -4%
   Interest charges & other                                                             -397         -443         -10%
                               ---------------------------------------------------------------------------------------
   Income before tax
   business units                    2,272         924       372             72
   Income before tax                                                                   3,243        2,839          14%
   Corporation tax
   business units                     -677        -228      -107            -11
   Corporation tax                                                                      -918         -833          10%
                               ------------------------------------------------
   Net income
   business units                    1,595         696       265             61

   Transam. Finance Corp.                                                                 72           29
   Labouchere                                                                              -           31
                                                                                 ------------------------
   Net income                                                                          2,397        2,066          16%

   Net income business units
   fourth quarter 2001                 417         177        74             19

Notes to the table:
/1/ The figures under 'Americas' include the results of AEGON in the USA, Canada and Mexico.
/2/ The figures under 'Other countries' include the results of the operations in Hungary, Spain, Germany, Belgium, Taiwan and the Philippines.
/3/ Banking activities results do not include the earnings contribution from Labouchere in 2000.

Standardized new life production increased 2% for the year, including 17% and 16% increases in the Netherlands and UK, respectively. Increased group life market share in the Netherlands and higher group personal pension sales in the UK contributed to this growth. The Americas was 13% lower due to expected lower term life and institutional single premium sales. The USA, however, reversed this trend and produced a 16% increase in standardized life production in the fourth quarter. This was more than offset in the fourth quarter totals for the Americas by a cumulative correction for life production in Mexico for the full year.

Lower traditional life results include EUR 28 million (USD 25 million) of acquired JC Penney's direct marketing insurance operations' earnings and an addition to the default provision of EUR 174 million for 2001 compared to EUR 19 million for 2000. Total 11 September WTC claims were EUR 34 million (USD 30 million), net of reinsurance.

Life for account of policyholders results reflect higher recurring premium revenues and an increase in in-force business. Earnings also benefited from the positive development of the equity market in the fourth quarter. Improved cost efficiency in the Netherlands also contributed to the earnings increase, while in the UK a contribution to the earnings increase arose through higher surrender charges as individuals reassessed their options for taking retirement income.

Lower fixed annuity results include an addition to the default provision of EUR 256 million for 2001 compared to EUR 30 million for 2000. The higher addition to the default provision more than offset higher account balance earnings. Deposits almost doubled in the fourth quarter as a result of strong production in the banking channel benefiting from the continued shift to fixed products.

Higher GIC and funding agreement results include an addition to the default provision of EUR 178 million for 2001 compared to EUR 32 million for 2000. The higher addition to the default provision was more than offset by income from higher balances and from increased investment spreads.

Lower variable annuity results are due to lower account balances which reduces fee income and increased amortization of acquisition costs. Variable annuity deposits decreased 28% but were up 12% in the fourth quarter in the United States reflecting strong production from new partnerships with financial institutions. In Canada segregated fund deposits continued to lag last year's sales substantially as a result of the depressed equity markets and changes in product design due to regulatory requirements.

Lower income before tax on fee business reflects lower fees on account balances.

Higher accident and health results include EUR 104 million of acquired JC Penney's direct marketing insurance operations' earnings and an addition to the default provision of EUR 23 million. There was no addition to the default provision in 2000.

Higher income before tax on general insurance is due to favorable claims levels.

Lower income before tax from banking activities is due to depressed equity market performance, lower interest spreads and additional risk provisions. The shift in consumer preference away from equity linked products continues to drive substantial increases in savings deposits at the expense of investment contract sales.

Reduced Interest charges and Other are due to the inclusion of EUR 40 million of profit from run-off UK general insurance as well as lower interest rates on debt allocated to insurance activities. Corporation tax expense decreased to 28% from 29% in the prior year. Higher rates in the Netherlands and United Kingdom were more than offset by a low rate on the gain from the sale of the Mexican operations.

The increase in Transamerica Finance Corporation (TFC) net income is due to inclusion of results for 12 months in 2001 and six months in 2000. Additionally, a lower allocation of interest on debt more than offset the lower net income from operations. TFCs lower operating income is due in part to a lower asset base due to asset sales, lower production of new receivables and increased credit losses.

Detailed quarterly and full year information by major country unit including revenues, production, income by product segment, gross margin, expenses, assets and capital are included in the attachments as well as a summarized balance sheet and income statement.

Capital gains
-------------
During 2001 EUR 723 million, including EUR 72 million from removal of the cap, was recognized as indirect return in the Group's income before tax. This compares with EUR 595 million for the prior year. The revaluation account balance as of 31 December 2001 was EUR 4,640 million, including realized gains of EUR 3,901 million and unrealized gains of EUR 739 million.

Capital and funding
-------------------
During the second quarter of 2001, 55 million new common shares were issued primarily to fund the acquisition of JC Penney's direct marketing insurance operations. Shareholders' equity totaled EUR 15,292 million at 31 December. The EUR 2,448 million increase is due primarily to the new share issue (EUR 1.7 billion), retained earnings (EUR 1.3 billion), the sale of the Mexico operations (EUR 0.6 billion), currency differences (EUR 0.4 billion), partly offset by a lower revaluation account (EUR 1.5 billion).

Dividend
--------
A 12% higher dividend of EUR 0.83 per common share is proposed for the year 2001 (2000: EUR 0.74). The dividend proposal will be submitted at the Annual General Meeting of Shareholders (AGM) for approval on April 18, 2002. After taking into account the interim dividend of EUR 0.37, this represents a final dividend of EUR 0.46 per common share. The final dividend will be paid entirely in cash or stock at the option of the shareholder. AEGON shares will be quoted ex-dividend on April 22, 2002. The selection period during which shareholders can express their preference will commence on that day and last up to and including 29 April 2002. The value of the share dividend will be based upon the average price of the AEGON share on the Euronext Amsterdam stock exchange for the four trading days from 30 April up to and including 6 May. Cash or stock dividends will be payable as of 14 May.

Disclaimer
----------
The statements contained herein and in the exhibits hereto that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.
These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company's products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company's insurance products; and (7) the company's failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.


Highlights
                                                                                     amounts in millions

  USD                                                            EUR                EUR
  -------------------                                            ----------------   --------------------
      Total year                                                 Fourth quarter          Total year
  -------------------                                            ----------------   --------------------
   2001   2000     %                                             2001  2000    %     2001    2000    %
                           Income by product segment
  1,394  1,460     -5      Traditional life                       226   437   -48   1,557   1,581    -2
    321    426    -25      Fixed annuities                        -65   117           358     461   -22
    193    165     17      GICs and funding agreements             16    48   -67     215     179    20
    566    501     13      Life for account policyholders         216   137    58     632     543    16
    107    130    -18      Variable annuities                      32    45   -29     120     141   -15
     84     91     -8      Fee business                            29    31    -6      94      98    -4
    307     -              Book profit Mexico                     343    -            343      -
  ------------             ------------------------------------------------         ------------
  2,972  2,773      7      Life insurance                         797   815    -2   3,319   3,003    11
    187    159     18      Accident & health insurance             58    49    18     209     172    22
     60     55      9      General insurance                       17    16     6      67      60    12
  ------------             ------------------------------------------------         ------------
  3,219  2,987      8      Total insurance                        872   880    -1   3,595   3,235    11
     40     43     -7      Banking activities/1/                   -1     9            45      47    -4
   -355   -409    -13      Interest charges & Other               -62  -137   -55    -397    -443   -10
  ------------             ------------------------------------------------         ------------
  2,904  2,621     11      Income before tax                      809   752     8   3,243   2,839    14
   -822   -769      7      Corporation tax                       -186  -229   -19    -918    -833    10
     64     27             Transamerica Finance Corporation        17    13    31      72      29
     -      29             Labouchere                              -     -             -       31
  ------------             ------------------------------------------------         ------------
  2,146  1,908     12      Net income                             640   536    19   2,397   2,066    16
  =====================================================================================================

                           Income geographically
  2,034  1,870     9       Americas                               512   548    -7   2,272   2,025    12
    827    776     7       The Netherlands                        232   225     3     924     840    10
    333    332     0       United Kingdom                         106   103     3     372     360     3
     65     52    25       Other countries                         21    13    62      72      57    26
  ------------             ------------------------------------------------         ------------
  3,259  3,030     8       Income before tax business units       871   889    -2   3,640   3,282    11
   -355   -409   -13       Interest charges and other             -62  -137   -55    -397    -443   -10
  ------------             ------------------------------------------------         ------------
  2,904  2,621    11       Income before tax                      809   752     8   3,243   2,839    14
   -822   -769     7       Corporation tax                       -186  -229   -19    -918    -833    10
     64     27             Transamerica Finance Corporation        17    13    31      72      29
     -      29             Labouchere                              -     -             -       31
  ------------             ------------------------------------------------         ------------
  2,146  1,908    12       Net income                             640   536    19   2,397   2,066    16
  =====================================================================================================

  7,000  6,407     9       Gross margin                         2,018 1,856     9   7,817   6,939    13

  4,096  3,786     8       Commissions and expenses             1,209 1,104    10   4,574   4,100    12

                           Amounts per common share of EUR 0.12
   1.58   1.45     9       Net income/2/                         0.46  0.41    12    1.76    1.57    12
   1.57   1.43    10       Net income fully diluted/2/           0.45  0.40    13    1.75    1.55    13
                           Interim dividend                                          0.37    0.30    23

  As at   As at                                                                    As at   As at
Dec. 31   Dec. 31                                                                Dec. 31   Dec. 31
   2001   2000                                                                      2001   2000
-------------------------------------------------------------------------------------------------------

   9.65   9.03     7       Shareholders' equity/3/                                  10.95    9.70    13
  10.11   9.57     6       Shareholders' equity after full conversion/3/            11.47   10.28    12
=======================================================================================================

-------------------------------------------------------------------------------------------------------
                           Number of employees                                     25,663  24,109     6

                           Outstanding common shares:
                           - Number of common shares (millions)                     1,422   1,351     5
                           - Weighted average number (millions)                     1,357   1,315     3
=======================================================================================================

/1/ Labouchere in 2000 reclassified to unconsolidated group company.
/2/ Based on the weighted average number of common shares.
/3/ Based on the number of common shares outstanding at the end of the period.

Revenues and production


                                                                                                     amounts in millions

USD                                                                         EUR                    EUR
---------------                                                             -------------------    ---------------------
   Total year                                                                  Fourth quarter           Total year
---------------                                                             -------------------    ---------------------
  2001    2000    %                                                          2001    2000    %       2001    2000     %
                      Revenues
 1,939   2,054   -6   Life general account single premium                     561     568    -1     2,165    2,224    -3
 4,954   4,574    8   Life general account recurring premium                1,474   1,247    18     5,533    4,953    12
 5,697   6,301  -10   Life policyholders account single premium             1,605   1,963   -18     6,363    6,823    -7
 3,779   3,678    3   Life policyholders account recurring premium            991   1,007    -2     4,220    3,983     6
---------------       --------------------------------------------------------------------         ---------------
16,369  16,607   -1   Total life insurance gross premiums                   4,631   4,785    -3    18,281   17,983     2
 2,290   1,909   20   Accident and health insurance premium                   715     508    41     2,558    2,067    24
   662     666   -1   General insurance premium                               172     161     7       739      721     2
---------------       --------------------------------------------------------------------         ---------------
19,321  19,182    1   Total gross premiums                                  5,518   5,454     1    21,578   20,771     4
 8,811   8,805    0   Investment income insurance activities/1/             2,543   2,323     9     9,840    9,534     3
   344     298   15   Income from banking activities                           89      93    -4       384      324    19
---------------       --------------------------------------------------------------------         ---------------
28,476  28,285    1   Total revenues business units                         8,150   7,870     4    31,802   30,629     4
    83      72   15   Income from other activities                             27      19    42        93       78    19
---------------       --------------------------------------------------------------------         ---------------
28,559  28,357    1   Total revenues                                        8,177   7,889     4    31,895   30,707     4
========================================================================================================================

                      Revenues by product segment
24,731  25,087   -1   Life insurance                                        6,997   7,017     0    27,620   27,165     2
 2,666   2,152   24   Accident & health insurance                             874     575    52     2,977    2,330    28
   735     748   -2   General insurance                                       190     185     3       821      810     1
   344     298   15   Banking activities                                       89      93    -4       384      324    19
    83      72   15   Other activities                                         27      19    42        93       78    19
---------------       --------------------------------------------------------------------         ---------------
28,559  28,357    1   Total revenues                                        8,177   7,889     4    31,895   30,707     4
========================================================================================================================

                      Investment income for the account
-8,520  -3,228        of policyholders                                      6,963  -5,289          -9,515   -3,495
========================================================================================================================

                      Standardized new premium production
                      life insurance
 7,465   7,910   -6   Single                                                2,117   2,308    -8     8,337    8,565    -3
 1,596   1,586    1   Recurring annualized                                    406     461   -12     1,783    1,717     4
 2,343   2,377   -1   Total recurring plus 1/10 single                        618     692   -11     2,617    2,574     2
========================================================================================================================

                      Deposits
 6,756   4,592   47   Fixed annuities                                       2,443   1,261    94     7,545    4,972    52
10,922  10,664    2   GICs and funding agreements                           2,280   3,281   -31    12,198   11,547     6
 5,944   8,299  -28   Variable annuities                                    1,707   2,341   -27     6,638    8,987   -26
---------------       --------------------------------------------------------------------         ---------------
23,622  23,555    0   Total                                                 6,430   6,883    -7    26,381   25,506     3
 3,816   3,258   17   Savings deposits                                        931     822    13     4,262    3,528    21
---------------       --------------------------------------------------------------------         ---------------
27,438  26,813    2   Total production on balance sheet                     7,361   7,705    -4    30,643   29,034     6
========================================================================================================================

                      Net deposits
 2,763     902        Fixed annuities                                       1,585    -151           3,086      977
 2,938     -48        GICs and funding agreements                          -1,182     277           3,281      -52
   855   2,760  -69   Variable annuities                                      289      24             955    2,988   -68
---------------       --------------------------------------------------------------------         ---------------
 6,556   3,614   81   Total                                                   692     150           7,322    3,913    87
   946    -259        Savings deposits                                         44    -159           1,057     -280
---------------       --------------------------------------------------------------------         ---------------
 7,502   3,355        Total net deposits                                      736      -9           8,379    3,633
========================================================================================================================

   731     866  -16   Investment contracts                                    168     297   -43       816      938   -13
========================================================================================================================

                      Off balance sheet production
11,709   5,891   99   Synthetic GICs                                        4,296   2,108          13,077    6,379
                      Mutual funds/Collective Trusts and
 7,629   8,690  -12   other managed assets                                  3,144   2,099    50     8,520    9,410    -9
---------------       --------------------------------------------------------------------         ---------------
19,338  14,581   33   Total production off balance sheet                    7,440   4,207    77    21,597   15,789    37
========================================================================================================================

  647      549   18   /1/Of which indirect income on real estate and shares   182     171     6       723      595    22




Americas
                                                                                                                 amounts in millions

USD                                                                             USD                        EUR
------------------------------                                                  -------------------------  ------------------------
        Fourth quarter                                                                  Total year                Total year
------------------------------                                                  -------------------------  ------------------------
    2001       2000      %                                                          2001      2000    %       2001      2000      %
                                    Income by product segment
     76         219     -65         Traditional life                                 792       853    -7       884       924     -4
    -58         102                 Fixed annuities                                  321       426   -25       358       461-   -22
     15          42     -64         GICs and funding agreements                      193       165    17       215       179     20
     26          25       4         Life for account policyholders                    93        95    -2       104       103      1
     28          40     -30         Variable annuities                               107       130   -18       120       141-   -15
     22          19     -16         Fee business                                      74        74     0        83        80      4
    307          -                  Book profit Mexico                               307        -              343        -
 -------     -------                --------------------------------------        -------   -------         -------   -------
    416         447      -7         Life insurance                                 1,887     1,743     8     2,107     1,888     12
     41          31      32         Accident & health insurance                      146       124    18       164       134     22
      1           1       0         General insurance                                  1         3               1         3-   -67
 -------     -------                --------------------------------------        -------   -------         -------   -------
    458         479      -4         Total insurance                                2,034     1,870     9     2,272     2,025     12
    382         395      -3         of which general account                       1,760     1,571    12     1,965     1,701     16
     76          84-     10         of which policyholders account/1/                274       299    -8       307       324     -5
 -------     -------                --------------------------------------        -------   -------         -------   -------
    458         479      -4         Income before tax                              2,034     1,870     9     2,272     2,025     12
    -85        -166     -49         Corporation tax                                 -606      -633    -4      -677      -686     -1
 -------     -------                --------------------------------------        -------   -------         -------   -------
    373         313      19         Net income                                     1,428     1,237    15     1,595     1,339     19
 ============================== ===================================================================================================

                                    Revenues
    394         279      41         Life general account single premium            1,047     1,318   -21     1,170     1,427-   -18
  1,179         976      21         Life general account recurring premium         4,179     3,869     8     4,667     4,190     11
    322         339      -5         Life policyholders account single premium      1,001       991     1     1,118     1,073      4
    153         217-     29         Life policyholders account recurring premiu      712       668     7       795       723     10
 -------     -------                --------------------------------------        -------   -------         -------   -------
  2,048       1,811      13         Total life insurance gross premiums            6,939     6,846     1     7,750     7,413      5
    605         412      47         Accident and health insurance                  2,093     1,722    22     2,337     1,865     25
      6           1                 General insurance                                 10         5              11         5
 -------     -------                --------------------------------------        -------   -------         -------   -------
  2,659       2,224      20         Total gross premiums                           9,042     8,573     5    10,098     9,283      9
  1,872       1,609      16         Investment income insurance activities         7,233     7,161     1     8,078     7,754      4
 -------     -------                --------------------------------------        -------   -------         -------   -------
  4,531       3,833      18         Total revenues                                16,275    15,734     3    18,176    17,037      7
 ============================== ===================================================================================================

                                    Investment income for the account
  2,999      -4,438                 of policyholders                              -5,329    -3,676          -5,951    -3,981
 ============================== ===================================================================================================

                                    Gross margin, commissions and expenses
  1,296       1,240       5         Gross margin                                   5,071     4,632     9     5,664     5,016     13
    838         761      10         Commissions and expenses                       3,037     2,762    10     3,392     2,991     13
 ============================== ===================================================================================================

                                    Standardized new premium production
                                    life insurance
    668         507      32         Single                                         1,924     1,966    -2     2,149     2,129      1
    179         249-     28         Recurring annualized                             794       970   -18       887     1,050-   -16
    245         300-     18         Total recurring plus 1/10 single                 986     1,167   -16     1,102     1,263-   -13
 ============================== ===================================================================================================

                                    Deposits
  2,187       1,098      99         Fixed annuities                                6,756     4,592    47     7,545     4,972     52
  2,041       2,880-     29         GICs and funding agreements                   10,922    10,664     2    12,198    11,547      6
  1,528       2,040-     25         Variable annuities                             5,944     8,299   -28     6,638     8,987-   -26
 -------     -------                --------------------------------------        -------   -------         -------   -------
  5,756       6,018      -4         Total production on balance sheet             23,622    23,555     0    26,381    25,506      3
 ============================== ===================================================================================================

                                    Off balance sheet production
  3,845       1,869                 Synthetic GICs                                11,709     5,891    99    13,077     6,379
                                    Mutual funds/Collective Trusts and
  2,426       1,389      75         other managed assets                           6,400     7,425   -14     7,148     8,040-   -11
 -------     -------                --------------------------------------        -------   -------         -------   -------
  6,271       3,258      92         Total production off balance sheet            18,109    13,316    36    20,225    14,419     40
 ============================== ===================================================================================================

/1/ Includes also variable annuities and fees.

The Netherlands
                                                                       amounts in millions
EUR                                                                   EUR
------------------                                                    --------------------
  Fourth quarter                                                           Total year
------------------                                                    --------------------
 2001    2000  %                                                       2001    2000     %
                     Income by product segment
   134   158   -15   Traditional life                                  614     577       6
    84    33         Life for account policyholders                    192     150      28
------------         ---------------------------------------------   -------------
   218   191    14   Life insurance                                    806     727      11
     8    14   -43   Accident & health insurance                        36      34       6
     7    11   -36   General insurance                                  37      32      16
------------         ---------------------------------------------   -------------
   233   216     8   Total insurance                                   879     793      11
   149   183   -19   of which general account                          687     643       7
    84    33         of which policyholders account                    192     150      28
    -1     9         Banking activities /1/                             45      47      -4
------------         ---------------------------------------------   -------------
   232   225     3   Income before tax                                 924     840      10
   -55   -45    22   Corporation tax                                  -228    -187      22
------------         ---------------------------------------------   -------------
   177   180    -2   Net income                                        696     653       7
==========================================================================================

                     Revenues
    69   136   -49   Life general account single premium               768     553      39
    90   103   -13   Life general account recurring premium            569     602      -5
   254   206    23   Life policyholders account single premium         814     739      10
   325   306     6   Life policyholders account recurring premium    1,486   1,429       4
------------         ---------------------------------------------   -------------
   738   751    -2   Total life insurance gross premiums             3,637   3,323       9
    23    19    21   Accident and health insurance                     146     129      13
    88    85     4   General insurance                                 422     408       3
------------         ---------------------------------------------   -------------
   849   855    -1   Total gross premiums                            4,205   3,860       9
   374   396    -6   Investment income insurance activities          1,484   1,502      -1
    89    93    -4   Income from banking activities                    384     324      19
------------         ---------------------------------------------   -------------
 1,312 1,344    -2   Total revenues                                  6,073   5,686       7
==========================================================================================

                     Investment income for the account
   844  -574         of policyholders                                 -155     333
==========================================================================================

                     Gross margin, commissions and expenses
    382   360    6   Gross margin                                    1,479  1,374       8
    150   135   11   Commissions and expenses                          555    534       4
==========================================================================================

                     Standardized new premium production
                     life insurance
    365   428  -15   Single                                          1,625  1,292      26
     42    43   -2   Recurring annualized                              188    172       9
     79    86   -8   Total recurring plus 1/10 single                  351    301      17
==========================================================================================

                     Deposits
    931   822   13   Savings deposits                                4,262  3,528       21
-------------        ---------------------------------------------   ------------
    931   822   13   Total production on balance sheet               4,262  3,528       21
==========================================================================================

    168   297  -43   Investment contracts                              816    938      -13
==========================================================================================

                     Off balance sheet production
                     Mutual funds/Collective Trusts and
    405   275   47   other managed assets                              868   354
-------------        ---------------------------------------------   -----------
    405   275   47   Total production off balance sheet                868   354
==========================================================================================


/1/ Includes income on off balance sheet type products.

United Kingdom
                                                                                                              amounts in millions

GBP                                                                            GBP                         EUR
-----------------------                                                        ----------------------      ----------------------
   Fourth quarter                                                                   Total year                  Total year
-----------------------                                                        ----------------------      ----------------------
   2001      2000     %                                                          2001     2000      %        2001      2000     %
                           Income by product segment
      1        14   -93    Traditional life                                        14       31    -55          22        52   -58
     64        45    42    Life for account policyholders                         215      180     19         346       295    17
      1         3   -67    Fee business                                             2        8    -75           4        13   -69
-----------------          -------------------------------------------------------------------             ----------------
     66        62     6    Life insurance                                         231      219      5         372       360     3
      1        14   -93    of which general account                                14       31    -55          22        52   -58
     65        48    35    of which policyholders account/1/                      217      188     15         350       308    14
-----------------          -------------------------------------------------------------------             ----------------
     66        62     6    Income before tax                                      231      219      5         372       360     3
    -20       -17    18    Corporation tax                                        -66      -59     12        -107       -98     9
-----------------          -------------------------------------------------------------------             ----------------
     46        45     2    Net income                                             165      160      3         265       262     1
===========================================================================================================================

                           Revenues

     28        22    27    Life general account single premium                    112       97     15         181       160    13
      7         3          Life general account recurring premium                  49       10                 79        16
    602       812   -26    Life policyholders account single premium            2,710    2,959     -8       4,361     4,859   -10
    278       258     8    Life policyholders account recurring premium         1,098    1,037      6       1,767     1,703     4
-----------------          -------------------------------------------------------------------             ----------------
    915     1,095   -16    Total gross premiums                                 3,969    4,103     -3       6,388     6,738    -5
     25        22    14    Investment income insurance activities                  80       89    -10         129       145   -11
-----------------          -------------------------------------------------------------------             ----------------
    940     1,117   -16    Total revenues                                       4,049    4,192     -3       6,517     6,883    -5
=================================================================================================================================

                           Investment income for the account
  1,744        74          of policyholders                                    -2,066      110             -3,325       181
=================================================================================================================================

                           Gross margin, commissions and expenses
    101        88    15    Gross margin                                           452      419      8         728       689     6
     35        26    35    Commissions and expenses                               221      200     11         356       329     8
=================================================================================================================================

                           Standardized new premium production
                           life insurance
    607       715   -15    Single                                               2,763    2,982     -7       4,447     4,896    -9
     82        64    28    Recurring annualized                                   362      240     51         583       394    48
    142       135     5    Total recurring plus 1/10 single                       638      538     19       1,028       884    16
=================================================================================================================================

                           Off balance sheet production
                           Mutual funds/Collective Trusts and
      8       101   -92    other managed assets                                   275      580    -53         442       952   -54

-----------------          -------------------------------------------------------------------             ----------------
      8       101   -92    Total production off balance sheet                     275      580    -53         442       952   -54
=================================================================================================================================
/1/ Includes also fee income.


Other countries

                                                                        amounts in millions

EUR                                                                   EUR
---------------                                                       -------------------
Fourth quarter                                                            Total year
---------------                                                       -------------------
  2001   2000    %                                                     2001      2000    %
                      Income by product segment
  7         4    75   Traditional life                                   37       28   32
  0         1         Life for account of policyholders                 -10       -5
  2         4         Fee business                                        7        5   40
---------------       --------------------------------------------    ---------------
  9         9     0   Life insurance                                     34       28   21
  3         0         Accident & health insurance                         9        4
  9         4         General insurance                                  29       25   16
---------------       --------------------------------------------    ---------------
 21        13    62   Total insurance                                    72       57   26

 19         8         of which general account                           75       57   32
  2         5   -60   of which policyholders account /1/                 -3        0
---------------       --------------------------------------------    ---------------
 21        13    62   Income before tax                                  72       57   26
 -2        -5   -60   Corporation tax                                    11       -9   22
---------------       --------------------------------------------    ---------------
 19         8         Net income                                         61       48   27
=========================================================================================

                      Revenues
  5        70   -93   Life general account single premium                46       84  -45
 55        22         Life general account recurring premium            218      145   50
 21        26   -19   Life policyholders account single premium          70      152  -54
 46        28    64   Life policyholders account recurring premium      172      128   34
---------------       --------------------------------------------    ---------------
127       146   -13   Total life insurance gross premiums               506      509   -1
 16        15     7   Accident and health insurance                      75       73    3
 78        75     4   General insurance                                 306      308   -1
---------------       --------------------------------------------    ---------------
221       236    -6   Total gross premiums                              887      890    0
 38        33    15   Investment income insurance activities            149      133   12
---------------       --------------------------------------------    ---------------
259       269    -4   Total revenues                                  1,036    1,023    1
=========================================================================================

                      Investment income for the account
-30       -47         of policyholders                                  -84      -28
=========================================================================================

                      Gross margin, commissions and expenses
 76        63    21   Gross margin                                      305      269   13
 55        50    10   Commissions and expenses                          233      212   10
=========================================================================================

                      Standardized new premium production
                      life insurance
 26       108   -76   Single                                            116      248  -53
 31        27    15   Recurring annualized                              125      101   24
 34        38   -11   Total recurring plus 1/10 single                  137      126    9
=========================================================================================

                      Off balance sheet production
                      Mutual funds/Collective Trusts and
 16        24   -33   other managed assets                               62       64   -3
---------------       --------------------------------------------    ---------------
 16        24   -33   Total production off balance sheet                 62       64   -3
=========================================================================================
/1/ Includes also fee income.





Investments, assets, liabilities geographically

                                                                         amounts in million EUR (unless otherwise stated)
            United
 Americas  Kingdom                                                          The    United      Other     Total      Total
      USD      GBP   As at December 31, 2001             Americas   Netherlands   Kingdom  countries       EUR        USD
-------------------------------------------------------------------------------------------------------------------------
                     Investments
   92,709      805   Fixed income                         105,195        12,102     1,323      1,401   120,021    105,774
    4,170       89   Equities & real estate                 4,732         5,599       147        155    10,633      9,371
   96,879      894   Total general account                109,927        17,701     1,470      1,556   130,654    115,145
-------------------------------------------------------------------------------------------------------------------------
   12,232   14,009   Fixed income                          13,879         6,024    23,022        354    43,279     38,142
   26,477   16,879   Equities & real estate                30,044        12,014    27,739        196    69,993     61,685
   38,709   30,888   Total account policyholders           43,923        18,038    50,761        550   113,272     99,827
-------------------------------------------------------------------------------------------------------------------------
  135,588   31,782   Total insurance activities           153,850        35,739    52,231      2,106   243,926    214,972
        -        -   Banking activities                         -         7,047         -          -     7,047      6,210
   44,931      813   Off balance sheet assets              50,982         1,319     1,336        247    53,884     47,488
-------------------------------------------------------------------------------------------------------------------------
  180,519   32,595   Total business units                 204,832        44,105    53,567      2,353   304,857    268,670
                     Other investments                                                                     464        409
-------------------------------------------------------------------------------------------------------------------------
                     Total investments                                                                 305,321    269,079
=========================================================================================================================


  140,285   32,236   Assets business units                159,180        44,834    52,976      2,400   259,390    228,600
                     Other assets                                                                        4,671      4,117
                                                                                                     --------------------
                     Total assets on balance sheet                                                     264,061    232,717

   13,920    1,771   Capital in units                      15,795         3,654     2,910        374    22,733     20,035

                     Total capital base                                                                 22,045     19,428
                     Other net liabilities                                                                 688        607
                                                                                                     --------------------
                     Total                                                                              22,733     20,035
=========================================================================================================================
                     As at December 31, 2000
-------------------------------------------------------------------------------------------------------------------------
                     Investments

   81,704      782   Fixed income                          87,807        12,045     1,253      1,103   102,208     95,105
    3,639       94   Equities & real estate                 3,911         6,543       150        150    10,754     10,007
   85,343      876   Total general account                 91,718        18,588     1,403      1,253   112,962    105,112
-------------------------------------------------------------------------------------------------------------------------
   15,908   14,371   Fixed income                          17,096         7,103    23,028        306    47,533     44,229
   26,528   17,857   Equities & real estate                28,509         9,425    28,612        207    66,753     62,114
   42,436   32,228   Total account policyholders           45,605        16,528    51,640        513   114,286    106,343
-------------------------------------------------------------------------------------------------------------------------
  127,779   33,104   Total insurance activities           137,323        35,116    53,043      1,766   227,248    211,455
        -        -   Banking activities                         -         5,490         -          -     5,490      5,108
   39,003    1,003   Off balance sheet assets              41,916         1,004     1,607        154    44,681     41,576
-------------------------------------------------------------------------------------------------------------------------
  166,782   34,107   Total business units                 179,239        41,610    54,650      1,920   277,419    258,139
                     Other investments                                                                     985        917
-------------------------------------------------------------------------------------------------------------------------
                     Total investments                                                                 278,404    259,056
=========================================================================================================================

  132,606   33,448   Assets business units                142,511        42,937    53,594      2,051   241,093    224,337
                     Other assets                                                                        3,123      2,906
                                                                                                     --------------------
                     Total assets on balance sheet                                                     244,216    227,243

   11,978    1,499   Capital in units                      12,873         4,172     2,402        409    19,856     18,476

                     Total capital base                                                                 18,592     17,299
                     Other net liabilities                                                               1,264      1,177
                                                                                                     --------------------
                     Total                                                                              19,856     18,476
=========================================================================================================================

Summarized consolidated income statements
                                                                                                         amounts in millions

USD                                                                          EUR                         EUR
-------------------------                                                    ------------------------    ----------------------
      Total year                                                                    Fourth quarter              Total year
-------------------------                                                    ------------------------    ----------------------
     2001       2000    %                                                         2001      2000    %       2001     2000     %
                              Revenues
   19,321     19,182    1     Gross premiums                                     5,518     5,454    1     21,578   20,771     4
    8,894      8,877    0     Investment income                                  2,570     2,342   10      9,933    9,612     3
      344        298   15     Income from banking activities                        89        93   -4        384      324    19
--------------------          ------------------------------------------------------------------          ---------------
   28,559     28,357    1     Total revenues                                     8,177     7,889    4     31,895   30,707     4

                              Benefits and expenses
    1,665      1,680   -1     Premiums to reinsurers                               504       537   -6      1,859    1,819     2
   18,563     19,068   -3     Benefits paid and provided                         5,057     5,260   -4     20,731   20,648     0
      222        342  -35     Profit sharing and rebates                            65       -57             248      370   -33
    4,096      3,786    8     Commissions and expenses for own account           1,209     1,104   10      4,574    4,100    12
      771        735    5     Interest                                             212       210    1        862      796     8
      338        125          Miscellaneous income and expenditure                 321        83             378      135
--------------------          ------------------------------------------------------------------          ---------------
   25,655     25,736    0     Total benefits and expenses                        7,368     7,137    3     28,652   27,868     3

    2,904      2,621   11     Income before tax                                    809       752    8      3,243    2,839    14
     -822       -769    7     Corporation tax                                     -186      -229  -19       -918     -833    10
       64         27          Transamerica Finance Corporation                      17        13   31         72       29
        -         29          Labouchere                                             -         -               -       31
--------------------          ------------------------------------------------------------------          ---------------
    2,146      1,908   12     Net income                                           640       536   19      2,397    2,066    16
-------------------------------------------------------------------------------------------------------------------------------
Income statement items: average rate 1 EUR = USD 0.89540 (2000: USD  0.92350)

Condensed consolidated balance sheets
                                                                                                            amounts in millions

    As at      As at                                                                                       As at    As at
  Dec. 31    Dec. 31                                                                                     Dec. 31  Dec. 31
     2001       2000                                                                                        2001     2000
      USD        USD    %                                                                                    EUR      EUR     %
-------------------------------------------------------------------------------------------------------------------------------
  121,764    111,136   10     Investments                                                                138,165  119,437    16
    2,891      2,140   35     Group companies & participations                                             3,280    2,300    43
   99,827    106,343   -6     Investments for the account of policyholders                               113,272  114,286    -1
    8,235      7,624    8     Other assets                                                                 9,344    8,193    14
--------------------          -------------------------------------------------------------------------------------------
  232,717    227,243    2     Total assets                                                               264,061  244,216     8

   13,477     11,951   13     Total shareholders' equity/1/                                               15,292   12,844    19
    1,852      1,693    9     Capital securities                                                           2,101    1,820    15
      590        636   -7     Subordinated (convertible) loans                                               670      683    -2
    3,509      3,019   16     Senior debt related to insurance activities                                  3,982    3,245    23
--------------------          -------------------------------------------------------------------------------------------
   19,428     17,299   12     Total capital base                                                          22,045   18,592    19

   94,520     85,430   11     Technical provisions/2/                                                    107,251   91,811    17
                              Technical provisions with investments for
   99,827    106,343   -6     the account of policyholders/3/                                            113,272  114,286    -1
   18,942     18,171    4     Other liabilities/4/                                                        21,493   19,527    10
--------------------          -------------------------------------------------------------------------------------------
  232,717    227,243    2     Total liabilities                                                          264,061  244,216     8
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                           /1/Shareholders' equity January/1/                                             12,844   13,543
                              Retained earnings                                                            1,252    1,090
                              Issuance of new shares                                                       1,685        0
                              Currency exchange rate differences                                             386      460
                              Goodwill                                                                      -286   -2,254
                              Repurchased and sold own shares                                                -21     -423
                              Change revaluation account                                                  -1,537     -505
                              Sale Mexico                                                                    602        -
                              Other changes                                                                  367      933
-------------------------------------------------------------------------------------------------------------------------------
   13,477     11,951          Shareholders' equity end of period  5                                       15,292   12,844
-------------------------------------------------------------------------------------------------------------------------------
                        %                                                                                                     %
-------------------------------------------------------------------------------------------------------------------------------
   33,639     28,643   17  /2/Of which Fixed annuities                                                    38,170   30,782    24
   24,626     20,760   19  /2/Of which GICs and funding agreements                                        27,943   22,310    25
  -14,511    -13,031   11  /2/Of which deferred policy acquisition costs                                 -16,466  -14,004    18
   34,131     37,958  -10  /3/Of which Variable annuities                                                 38,728   40,793    -5
    5,690      4,838   18  /4/Of which Savings accounts                                                    6,456    5,199    24
    4,089      5,748  -29  /5/Including revaluation account                                                4,640    6,177 - -25
    3,438      4,618  -26     of which realized gains                                                      3,901    4,963 - -21
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

Income statement items: average rate 1 EUR = USD 0.89550 (2000: USD 094170) 1 EUR = NLG 2.20371

Summarized information Transamerica Finance Corporation

                                                                                                                 amounts in millions

USD                                                                           USD                         EUR
---------------------------                                                   -------------------------   -------------------------
      Fourth   quarter                                                                 Total year                Total year
---------------------------                                                   -------------------------   -------------------------
   2001     2000       %                       INCOME STATEMENT                  2001       2000     %      2001       2000     %

                                   Revenues
    182      246      -26          Finance charges                                823      1,047-    21      919      1,134    -19
    107      119      -10          Leasing revenues                               438        631-    31      489        683    -28
     65       60        8          Real estate information services               253        264     -4      283        286     -1
     51       67      -24          Other revenues                                 234        193     21      261        209     25
 ------    ------                  ----------------------------------------    -------    -------         -------    -------
    405      492      -18          Total revenues                               1,748      2,135-    18    1,952      2,312    -16

                                   Expenses
     84      148      -43          Interest and debt expense                      421        610    -31      470        660    -29
     81       88       -8          Salaries and other employee expenses           327        355     -8      365        384     -5
     53       56       -5          Depreciation on equipment held for lease       220        283    -22      246        307    -20
    168      168        0          Miscellaneous income and expenditure           667        681     -2      745        738      1
 ------    ------                  ----------------------------------------    -------    -------         -------    -------
    386      460      -16          Total expenses                               1,635      1,929    -15    1,826      2,089    -13

     19       32      -41          Income before tax                              113        206    -45      126        223    -43
      8       -3                   Corporation tax                                 -1        -65     98       -1        -70     99
 ------    ------                  ----------------------------------------    -------    -------         -------    -------
     27       29       -7          Net income from operations                     112        141-    21      125        153    -18
 =================================================================================================================================

                                   Net income by segment
     19       15       27          Commercial lending                              78        128    -39       87        139    -37
      5        1                   Leasing                                        -11          7             -12          8
      9        4                   Real estate information services                38         22     73       42         24     75
     -6        9                   Other                                            7        -16               8        -18
 ------    ------                  ----------------------------------------    -------    -------         -------    -------
     27       29       -7          Net income from operations                     112        141    -21      125        153    -18
 =================================================================================================================================

                                   Income reported by AEGON
     -         0                   Dividend declared                               -          76              -          82
     27       29       -7          Net income from operations                     112         61     84      125         66     89
    -12      -17      -29          Funding costs on the related raised debt       -48       -110    -56      -53       -119    -55
 ------    ------                  ----------------------------------------    -------    -------         -------    -------
     15       12       25          Net income reported by AEGON                    64         27              72         29    148
 =================================================================================================================================

Income statement items: average rate 1 EUR = USD 0.89540 (2000: USD  0.92350)

  As at        As at                                                                            As at        As at
Dec. 31      Dec. 31                                                                          Dec. 31      Dec. 31
   2001         2000                                                                             2001         2000
    USD          USD        %                      BALANCE SHEET                                  EUR          EUR        %
----------------------------------------------------------------------------------------------------------------------------
  6,931        8,296      -16        Finance receivables                                        7,865        8,916       -12
    114          173      -34        Equipment                                                    129          186       -31
  2,864        4,262      -33        Other assets                                               3,250        4,580       -29
--------     --------                ----------------------------------------                ---------     --------
  9,909       12,731      -22        Total assets                                              11,244       13,682       -18

  1,642        1,786       -8        Accounts payable and other liabilities                     1,863        1,920        -3
  7,145        9,495      -25        Debts                                                      8,108       10,204       -21
  1,122        1,450      -23        Shareholders' equity                                       1,273        1,558       -18
--------     --------                ----------------------------------------                ---------     --------
  9,909       12,731      -22        Total liabilities                                         11,244       13,682       -18
============================================================================================================================

Balance sheet items: closing rate 1 EUR = USD 0.88130 (2000: 0.93050)